

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Ozan Pamir
Chief Financial Officer
180 Life Sciences Corp.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

> **Re: 180 Life Sciences Corp.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed August 2, 2021**
> **File No. 333-249539**

Dear Mr. Pamir:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 1

General

1.   We note that the Form S-1 declared effective on November 2, 2020 registered the resale of 9,108,836 shares of common stock and that you seek to now register the resale of an additional 175,000 common shares via post-effective amendment. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rules Compliance and Disclosure Interpretation 210.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Ansart at (202) 551-4511 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Campoli